                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the month of June 2003
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                                  Kookmin Bank
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                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
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                        Credit Card Business Integration

On June 5, 2003, Kookmin Bank held a conference call on the integration of its credit card business. The following is a summary of the key points discussed on the call.

Credit Card Business Integration

A.   Business integration
     a. The card operations of Kookmin Bank will be gradually integrated based on the existing KCC platform
     b. The integrated card unit of Kookmin Bank will have as much operational autonomy and flexibility as possible

B.   Benefits of the integration
     a.  Stable funding and reduced funding cost
     b. Improvement in the risk management and CRM capabilities of the card business through sharing customer database

C.   Strategic initiatives
     a. Establish an integrated card unit at Kookmin Bank
     b. Promote a unified Kookmin Bank card brand image
     c. Enhance risk management capabilities
     d. Efficient and expanded customer relationship management

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Kookmin Bank
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                                            (Registrant)


     Date: June 5, 2003                     By: /s/ Jong-Kyoo Yoon
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                                            (Signature)
                                            Name:  Jong-Kyoo Yoon
                                            Title: Executive Vice President &
                                                   Chief Financial Officer